SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2014

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR Q1 PROFIT RISES TO €197M, AS TRAFFIC GROWS 4%
AVE. FARE RISES 9% DUE TO STRONG EASTER PERIOD

Ryanair, Europe’s biggest low fares airline today (July 28) announced a Q1 Net Profit of €197m, an increase of 152% over last year, although cautioned that this result was distorted by the timing of a very strong Easter in Q1 with no holiday period in the prior year comparable.  Traffic grew to 24.3m as load factors rose by 4% points to 86%.  Average fare rose by 9%, boosted by a strong Easter period, while total revenues were up 11% to €1.496bn.  Unit costs fell by 2%, excluding fuel they rose by 1%.

Quarter 1 (IFRS)	June 30, 2013	June 30, 2014	% Change
Passengers(m)	23.2m	24.3m	+4%
Revenue(m)	€1,342m	€1,496m	+11%
Profit after Tax	€78m	€197m	+152%
Basic EPS(€ cent)	5.42	14.22	+162%

Ryanair’s Michael O’Leary said:

“Q1 profits were boosted by a strong Easter (but are somewhat distorted by the absence of Easter on the prior year Q1).  The earlier launch of our summer schedule and actively raising our forward bookings has delivered a 4% increase in load factor to 86% and enabled us to better manage close-in yields.  Ancillary Revenues rose 4% in line with traffic growth, as airport and baggage fee reductions were offset by the rising uptake of allocated seating.

New Routes and Bases.
Our 4 new bases at Athens, Brussels, Lisbon and Rome are performing strongly, as customers switch to Ryanair’s lower fares and our industry leading customer service.  Our strategy to raise forward bookings continues to drive higher load factors and we expect to release our summer 2015 schedule in mid-September, some 3 months earlier than last year.

This winter we will open 4 new bases in Cologne, Gdansk, Warsaw and Glasgow (Intl.) as well as substantially increasing new routes and frequencies at Stansted and Dublin as we invest heavily in our network to build schedules on key city pairs to make them more attractive for business customers.

We are overrun with growth offers from primary European airports whose incumbent flag and regional carriers continue to cut capacity and traffic. These new airports along with our existing 69 bases offer Ryanair significant growth opportunities as the first of our 180 new Boeing order delivers this September.  These new aircraft, with the benefit of the much weaker US$, will drive significant cost efficiencies over the next 5 years.

Customer Experience Improvement.
Our “Always Getting Better” programme has delivered significant improvement to the customer experience.  In addition to the initiatives launched last September which included allocated seating, free 2nd carry-on bags, and an easier to use website with a “fare finder” facility, we launched our family product in June.  In July we released our industry leading mobile app (including mobile boarding passes) which has been very positively reviewed by independent commentators and our customers and has reached 1m downloads in the 10 days since its release.  In September we will launch Ryanair’s business service which will include same day flight changes, bigger bag allowances, premium seat allocation, and fast-track through security at many Ryanair airports.  This new service along with our new routes, improved schedules and wider GDS distribution, will make Ryanair’s low fares much more accessible to, and attractive for business customers.  We will continue this winter to rapidly develop both our website and mobile platform to deliver more innovative features and services in addition to the lowest fares to our customers.

Fuel
We are 90% hedged for FY15 at approx. $96 p.bl, which will deliver savings of €50m this year at current market rates.  This is lower than the €70m previously guided due to increased volumes in H2.  We have also hedged 55% of our H1 FY16 fuel needs at approx. $95 p.bl and weaker US$ which will deliver a 2% fall in our unit fuel cost at current market rates.

Bond Issue
The BBB+ rating awarded by S&P and Fitch makes Ryanair the highest rated airline in the world.  This rating reflects the strength of our Balance Sheet and our highly cash generative business model and enabled us in June to issue our first €850m unsecured Eurobond at a coupon of 1.875% fixed for 7 years.  This attractively priced financing (which was 7 times oversubscribed) will further reduce our aircraft ownership costs over the next 5 years.

Shareholder returns
In FY14 we completed €482m of share buybacks as part of our commitment to return
€1 billion to shareholders over a 2 year period.  We now plan to return another €520m via a special dividend of 37.50 cents per ordinary share (subject to AGM approval) to be paid in Q4 FY15. This brings the total returns to shareholders since 2008 to over €2.5bn which is more than 4 times the €585m originally raised from shareholders since our 1997 IPO.

Outlook
Based on these Q1 results and our strong forward bookings it is clear that we are on track to deliver a strong H1, during which traffic will grow by 3%, and fares will rise by 6% subject to late booking fares in Aug. and Sept.  However we would strongly caution both analysts and investors against any irrational exuberance in what continues to be a difficult economic environment, with some company-specific challenges in H2.

We expect H2 to be characterised by a much softer pricing environment as many competitors are lowering fares, partly in response to Ryanair’s strong forward bookings.  Added to this Ryanair will aggressively raise capacity this winter by 8% (7% in Q3 and 10% in Q4) to take advantage of growth discounts and build out business friendly frequencies from Dublin and Stansted in particular.  These initiatives will inevitably put downward pressure on fares and (mindful of last winter’s weak pricing environment) we continue to expect H2 yields to fall by between 6% to 8% which will result in full year yields rising by only 2%.  Unit costs (ex-fuel) for FY15 will rise by approx. 4%, which is slightly better than the 5% increase we originally guided, due to higher H2 traffic volumes which will be positive for unit costs.

In summary, we now expect full year traffic to grow by 5% to 86m.  This increased traffic and higher load factors, combined with a slightly improved performance on unit costs allows us to cautiously raise our full year profit after tax guidance (from the previous range €580m to €620m) to a range of €620m to €650m.  However this guidance, which is about a 21% rise over last year’s net profit, is heavily, reliant upon the final outturn for H2 yields over which we currently have zero visibility”.

ENDS.

For further information	Howard Millar	Joe Carmody
please contact:	Ryanair Holdings plc	Edelman
www.ryanair.com	Tel: 353-1-9451212	Tel: 353-1-6789333

Certain of the information included in this release is forward looking and is subject to important risks and uncertainties that could cause actual results to differ materially.  It is not reasonably possible to itemise all of the many factors and specific events that could affect the outlook and results of an airline operating in the European economy.  Among the factors that are subject to change and could significantly impact Ryanair’s expected results are the airline pricing environment, fuel costs, competition from new and existing carriers, market prices for the replacement aircraft, costs associated with environmental, safety and security measures, actions of the Irish, U.K., European Union (“EU”) and other governments and their respective regulatory agencies, weather related disruptions, fluctuations in currency exchange rates and interest rates, airport access and charges, labour relations, the economic environment of the airline industry, the general economic environment in Ireland, the UK and Continental Europe, the general willingness of passengers to travel and other economics, social and political factors.

Ryanair is Europe’s favourite low fares airline, operating more than 1,600 daily flights (over 500,000 per year) from 69 bases, across 1,600 low fare routes, connecting 186 destinations in 30 countries and operating a fleet of 297 new Boeing 737-800 aircraft. Ryanair has recently announced firm orders for a further 180 new Boeing aircraft, which will be delivered between 2014 and 2018. Ryanair currently has a team of more than 9,500 highly skilled professionals, will carry 86 million customers this year and has an outstanding 30-year safety record.

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Balance Sheet as at June 30, 2014 (unaudited)

		At Jun 30,	At Mar 31,
		2014	2014
	Note	€M	€M
Non-current assets
Property, plant and equipment	11	5,096.8	5,060.3
Intangible assets		46.8	46.8
Available for sale financial assets	8	230.9	260.3
Derivative financial instruments		11.5	0.4
Total non-current assets		5,386.0	5,367.8

Current assets
Inventories		2.5	2.5
Other assets Current tax		136.9 -	124.2 1.1
Trade receivables		55.9	58.1
Derivative financial instruments		40.7	16.7
Restricted cash		20.0	13.3
Financial assets: cash > 3months		1,890.6	1,498.3
Cash and cash equivalents		2,572.7	1,730.1
Total current assets		4,719.3	3,444.3

Total assets		10,105.3	8,812.1

Current liabilities
Trade payables		184.2	150.0
Accrued expenses and other liabilities		1,834.4	1,561.2
Current maturities of debt		465.9	467.9
Derivative financial instruments		57.0	95.4
Current tax		18.7	-
Total current liabilities		2,560.2	2,274.5

Non-current liabilities
Provisions		141.2	133.9
Derivative financial instruments		39.8	43.2
Deferred tax		385.2	368.6
Other creditors		81.5	90.4
Non-current maturities of debt		3,374.5	2,615.7
Total non-current liabilities		4,022.2	3,251.8

Shareholders' equity
Issued share capital	13	8.8	8.8
Share premium account		708.2	704.2
Capital redemption reserve	13	1.2	1.2
Retained earnings	13	2,663.6	2,465.1
Other reserves		141.1	106.5
Shareholders' equity		3,522.9	3,285.8

Total liabilities and shareholders' equity		10,105.3	8,812.1

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Income Statement for the quarter ended June 30, 2014 (unaudited)

		Quarter	Quarter
		Ended	Ended
		Jun 30,	Jun 30,
		2014	2013
	Note	€M	€M
Operating revenues
Scheduled revenues		1,125.0	985.7
Ancillary revenues		370.7	356.5
Total operating revenues - continuing operations		1,495.7	1,342.2

Operating expenses
Fuel and oil		563.8	576.6
Airport and handling charges		195.1	176.3
Route charges		154.5	155.2
Staff costs		132.7	130.4
Depreciation		96.7	90.5
Marketing, distribution and other		59.6	53.7
Maintenance, materials and repairs		35.2	29.8
Aircraft rentals		26.3	26.4
Total operating expenses		1,263.9	1,238.9

Operating profit - continuing operations		231.8	103.3
Other income/(expense)
Finance expense		(19.0)	(21.7)
Finance income		9.1	9.1
Foreign exchange gain/(loss)		1.7	(2.2)
Total other expense		(8.2)	(14.8)

Profit before tax		223.6	88.5

Tax expense on profit on ordinary activities	4	(26.8)	(10.4)

Profit for the quarter – all attributable to equity holders of parent		196.8	78.1

Earnings per ordinary share (in € cent)
Basic	10	14.22	5.42
Diluted	10	14.18	5.40
Weighted average no. of ordinary shares (in Ms)
Basic	10	1,383.5	1,440.5
Diluted	10	1,387.7	1,446.6

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Statement of Comprehensive Income for the quarter ended June 30, 2014 (unaudited)

	Quarter	Quarter
	Ended	Ended
	Jun 30,	Jun 30,
	2014	2013
	€M	€M

Profit for the quarter	196.8	78.1

Other comprehensive income:

Cash flow hedge reserve movements:
Net movement in cash flow hedge reserve	65.2	(77.8)

Available for sale financial asset:
Net (decrease)/increase in fair value of available for sale financial asset	(29.4)	20.0

Other comprehensive income/(loss) for the quarter, net of income tax	35.8	(57.8)

Total comprehensive income for the quarter – all attributable to equity holders of parent	232.6	20.3

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Statement of Cash Flows for the quarter ended June 30, 2014 (unaudited)

		Quarter	Quarter
		Ended	Ended
		Jun 30,	Jun 30,
		2014	2013
	Note	€M	€M
Operating activities
Profit after tax		196.8	78.1

Adjustments to reconcile profit before tax to net cash provided by operating activities
Depreciation		96.7	90.5
(Increase) in inventories		-	(0.1)
Tax expense on profit on ordinary activities		26.8	10.4
Decrease/(increase) in trade receivables		2.2	(11.3)
(Increase)/decrease in other current assets		(9.8)	2.3
Increase in trade payables		34.2	55.9
Increase in accrued expenses		270.9	313.1
(Decrease) in other creditors		(8.9)	(9.5)
Increase in provisions		7.3	3.3
Increase in finance expense		2.4	2.4
(Increase) in finance income		(2.8)	(0.4)
Share based payments		0.5	0.5
Income tax paid		(0.3)	-

Net cash provided by operating activities		616.0	535.2

Investing activities
Capital expenditure (purchase of property, plant and equipment)		(133.2)	(237.3)
(Increase)/decrease in restricted cash		(6.7)	2.9
(Increase) in financial assets: cash > 3months		(392.3)	(37.0)
Net cash used in investing activities		(532.2)	(271.4)

Financing activities
Net proceeds from shares issued		4.0	1.8
Proceeds from long term borrowings	14	845.9	-
Repayments of long term borrowings		(91.1)	(89.4)
Shares purchased under share buy-back programme	13	-	(176.6)
Net cash provided by/(used in) financing activities		758.8	(264.2)

Increase/(decrease) in cash and cash equivalents		842.6	(0.4)
Cash and cash equivalents at beginning of the period		1,730.1	1,240.9
Cash and cash equivalents at end of the period		2,572.7	1,240.5

Ryanair Holdings plc and Subsidiaries

Condensed Consolidated Interim Statement of Changes in Shareholders’ Equity for the quarter ended June 30, 2014 (unaudited)

						Other Reserves
		Issued	Share		Capital
	Ordinary	Share	Premium	Retained	Redemption		Other
	Shares	Capital	Account	Earnings	Reserve	Hedging	Reserves	Total
	M	€M	€M	€M	€M	€M	€M	€M
Balance at March 31, 2013	1,447.1	9.2	687.8	2,418.6	0.8	0.5	155.7	3,272.6
Profit for the year	-	-	-	522.8	-	-	-	522.8
Other comprehensive income
Net actuarial losses from retirement benefit plans	-	-	-	(1.6)	-	-	-	(1.6)
Net movements in cash flow reserve	-	-	-	-	-	(83.7)	-	(83.7)
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	39.1	39.1
Total other comprehensive income	-	-	-	(1.6)	-	(83.7)	39.1	(46.2)
Total comprehensive income/(expense)	-	-	-	521.2	-	(83.7)	39.1	476.6
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	5.7	-	16.4	-	-	-	-	16.4
Share-based payments	-	-	-	-	-	-	1.9	1.9
Dividend paid	-	-	-	-	-	-	-	-
Repurchase of ordinary equity shares	-	-	-	(481.7)	-	-	-	(481.7)
Cancellation of repurchased ordinary shares	(69.5)	(0.4)	-	-	0.4	-	-	-
Transfer of exercised and expired share based awards	-	-	-	7.0	-	-	(7.0)	-
Balance at March 31, 2014	1,383.3	8.8	704.2	2,465.1	1.2	(83.2)	189.7	3,285.8
Profit for the period				196.8				196.8
Other comprehensive income
Net movements in cash flow reserve	-	-	-	-	-	65.2	-	65.2
Net change in fair value of available for sale financial asset	-	-	-	-	-	-	(29.4)	(29.4)
Total other comprehensive income	-	-	-	-	-	65.2	(29.4)	35.8
Total comprehensive income/(expense)	-	-	-	196.8	-	65.2	(29.4)	232.6
Transactions with owners of the Company recognised directly in equity
Issue of ordinary equity shares	1.0	-	4.0	-	-	-	-	4.0
Share-based payments	-	-	-	-	-	-	0.5	0.5
Transfer of exercised and expired share based awards	-	-	-	1.7	-	-	(1.7)	-
Balance at June 30, 2014	1,384.3	8.8	708.2	2,663.6	1.2	(18.0)	159.1	3,522.9

Ryanair Holdings plc and Subsidiaries
 Operating and Financial Overview

Detailed Discussion and Analysis for the quarter ended June 30, 2014

Profit after tax increased by 152% to €196.8m primarily due to a 9% increase in average fares and a stronger load factor (up 4 points to 86%), partially offset by a 2% increase in total operating expenses.  Total operating revenues increased by 11% to €1,495.7m, primarily due to a 14% increase in scheduled revenues to €1,125.0m, driven by the 9% increase in average fare, due to the timing of Easter in this quarter and its absence in the prior year comparative along with a strong increase in load factor.  Ancillary revenue was up 4%, in line with the growth in passenger numbers, to €370.7m.  Fuel, which represents 45% of total operating costs in the current quarter and 47% in the comparative quarter, decreased by 2% to €563.8m due to a lower euro price per gallon paid.  Unit costs excluding fuel rose by 1%, however, including fuel unit costs fell by 2%.  Operating margin, as a result of the above, increased by 7 points to 15% whilst operating profit increased by 124% to €231.8m.

Total operating revenues increased by 11% to €1,495.7m primarily due to a 9% increase in average fare, boosted by the timing of Easter, the strength of sterling against the euro and a 4% increase in traffic to 24.3m.  Ancillary revenues grew in line with the increase in passenger numbers.

Total revenue per passenger rose by 7%, primarily due to the strong growth in scheduled revenues.

Scheduled passenger revenues increased by 14% to €1,125.0m due to a 9% rise in average fares, partially due to the timing of Easter and its absence in the prior year comparative along with the strength of sterling to the euro. Load factor rose by 4 points to 86%.

Ancillary revenues increased by 4% to €370.7m, in line with the 4% increase in passenger numbers.

Total operating expenses increased by 2% to €1,263.9m due to the increased costs associated with the growth of the airline offset by a 2% reduction in fuel costs.

Fuel & oil costs decreased by 2% to €563.8m due to a lower euro fuel price per gallon in the quarter.

Airport & handling charges increased by 11%, as planned, to €195.1m, due to the mix of new routes and bases launched at primary airports, a 4% increase in passenger numbers and the strengthening of sterling against the euro.

Route charges were down €0.7m as sectors flown remained flat.

Staff costs increased by 2% to €132.7m in line with the 2% pay increase granted in April 2014.

Depreciation and amortisation increased by 7% to €96.7m due to the purchase of 9 additional spare engines in the period and the higher level of maintenance activity during the quarter.

Marketing, distribution & other costs, which include ancillary costs, increased by 11% to €59.6m, due to higher marketing spend to support the customer experience improvements and the launch of new routes and bases.

Maintenance costs increased by €5.4m, to €35.2m, primarily due to the inclusion in the prior year comparative of a one off credit of €3.7m arising from the renegotiation of maintenance contracts, and the remainder of the increase is due to higher line maintenance costs arising from the launch of new bases.

Aircraft rental costs remained relatively flat at €26.3m, reflecting a lower number of leased aircraft in the quarter (June 30, 2014: 51) compared to the prior year (June 30, 2013: 57), offset by short term summer leases (June 30, 2014: 5).

Operating margin increased by 7 points to 15% due to the reasons outlined above and operating profits have increased by 124% to €231.8m.

Finance expense decreased by 13% to €19.0m due to lower interest rates on our floating rate debt and new, low cost, borrowings.

Finance income remained flat at €9.1m as higher cash deposits were offset by lower interest rates.

Balance sheet

Gross cash increased by €1,241.6m since March 31, 2014 to €4,483.3m and Gross debt rose by €756.8m to €3,840.4m.  The Group generated €616.0m cash from operating activities and approx. €846m from its debut eurobond issuance in June 2014 (see note 14). This funded net capital expenditure €133.2m and debt repayments of €91.1m. As a result the Group had a stronger net cash position of €642.9m at period end (March 31, 2014: €158.1m).

Shareholders’ equity increased by €237.1m to €3,522.9m in the period due to the net profit after tax of €196.8m and the impact of IFRS accounting treatment for derivatives.

Ryanair Holdings plc
Notes forming Part of the Condensed Consolidated
Interim Financial Statements

1. Basis of preparation and significant accounting policies

Ryanair Holdings plc (the “Company”) is a company domiciled in Ireland. The unaudited condensed consolidated interim financial statements of the Company for the three months ended June 30, 2014 comprise the Company and its subsidiaries (together referred to as the “Group”).

These unaudited condensed consolidated interim financial statements (“the interim financial statements”), which should be read in conjunction with our 2013 Annual Report for the year, ended March 31, 2013, have been prepared in accordance with International Accounting Standard No. 34 “Interim Financial Reporting” as adopted by the EU (“IAS 34”).  They do not include all of the information required for full annual financial statements, and should be read in conjunction with the most recent published consolidated financial statements of the Group. The consolidated financial statements of the Group as at and for the year ended March 31, 2013, are available at www.ryanair.com.

The comparative figures included for the year ended March 31, 2013 do not constitute statutory financial statements of the Group within the meaning of Regulation 40 of the European Communities (Companies, Group Accounts) Regulations, 1992.  The consolidated financial statements of the Group for the year ended March 31, 2013, together with the independent auditor’s report thereon, have been filed with the Irish Registrar of Companies following the Company’s Annual General Meeting and are also available on the Company’s Website.  The auditor’s report on those financial statements was unqualified.

The Audit Committee, upon delegation of authority by the Board of Directors, approved the interim financial statements for the quarter ended June 30, 2014 on July 25, 2014.

Except as stated otherwise below, this period’s financial information has been prepared in accordance with the accounting policies set out in the Group’s most recent published consolidated financial statements, which were prepared in accordance with IFRS as adopted by the EU and in compliance with IFRS as issued by the International Accounting Standards Board.

The following new and amended standards, that have been issued by the International Accounting Standards Board (IASB), and are effective under those standards for the first time for the financial year beginning on or after January 1, 2014, and have also been endorsed by the EU, have been applied by the Group for the first time in the consolidated financial statements;

•	IAS 32 (amendment) “Offsetting Financial Assets and Financial Liabilities” (effective for fiscal periods beginning on or after January 1, 2014).

•	IAS 39 (amendment) “Novation of Derivatives and Continuation of Hedge Accounting” (effective for fiscal periods beginning on or after January 1, 2014).

•	IFRIC 21 “Levies” (effective for fiscal periods beginning on or after January 1, 2014).

The adoption of these new or amended standards did not have a material impact on our financial position or results from operations in the quarter ended June 30, 2014.

The following new or revised IFRS standards and IFRIC interpretations will be adopted for purposes of the preparation of future financial statements, where applicable. We do not anticipate that the adoption of these new or revised standards and interpretations will have a material impact on our financial position or results from operations.

•	IFRS 9, “Financial Instruments” (2009, as amended in 2011 and 2013) (effective date to be determined).

•	“Improvements to IFRSs”. 2010-2012 Cycle (effective for fiscal periods beginning on or after July 1, 2014).

•	“Improvements to IFRSs”. 2011-2013 Cycle (effective for fiscal periods beginning on or after July 1, 2014).

•	IFRS 14, “Regulators Deferral Accounts” (effective for fiscal periods beginning on or after January 1, 2016).

•	Amendments to IAS 16 and IAS 38: “Clarification of Acceptable Methods of Depreciation and Amortisation” (effective for fiscal periods beginning on or after January 1, 2016).

•	Amendments to IFRS 11: “Accounting for Acquisitions of Interests in Joint Operations” (effective for fiscal periods beginning on or after January 1, 2016).

•	IAS 15, “Revenue from Contracts with Customers” (effective for fiscal periods beginning on or after January 1, 2017).

2. Estimates

The preparation of financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense.  Actual results may differ from these estimates.

In preparing these consolidated financial statements, the significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied in the most recent published consolidated financial statements.

3. Seasonality of operations

The Group’s results of operations have varied significantly from quarter to quarter, and management expects these variations to continue.  Among the factors causing these variations are the airline industry’s sensitivity to general economic conditions and the seasonal nature of air travel.  Accordingly the first half-year typically results in higher revenues and results.

4.	Income tax expense

The Group’s consolidated effective tax rate in respect of operations for the quarter ended June 30, 2014 was 12.0% (June 30, 2013: 11.7%).  The tax charge for the quarter ended June 30, 2014 of €26.8m (June 30, 2013: €10.4m) comprises a deferred tax charge relating to the temporary differences for property, plant and equipment recognised in the income statement.

5. Share based payments

The terms and conditions of the share option programme are disclosed in the most recent, published, consolidated financial statements.  The charge of €0.5m is the fair value of various share options granted in prior periods, which are being recognised within the income statement in accordance with employee services rendered.

6. Contingencies

The Group is engaged in litigation arising in the ordinary course of its business.  The Group does not believe that any such litigation will individually or in aggregate have a material adverse effect on the financial condition of the Group.  Should the Group be unsuccessful in these litigation actions, management believes the possible liabilities then arising cannot be determined but are not expected to materially adversely affect the Group’s results of operations or financial position.

7. Capital commitments

At June 30, 2014 Ryanair had an operating fleet of 297 (2013: 303) Boeing 737-800NG aircraft.  Following shareholder approval at an EGM on June 18, 2013, the Group has agreed to purchase 180 new Boeing 737 800NG aircraft during the periods Fiscal 2015 to Fiscal 2019.

8. Available for sale financial assets (Aer Lingus)

The movement on the available for sale financial asset from €260.3m at March 31, 2013 to €230.9m at March 31, 2014 is comprised of a loss of €29.4m, recognised through other comprehensive income, reflecting the decrease in the Aer Lingus share price from approximately €1.64 per share at March 31, 2014 to approximately €1.45 per share at June 30, 2014.

9. Analysis of operating segment

The Company is managed as a single business unit that provides low fares airline-related activities, including scheduled services, car hire, internet income and related sales to third parties.  The Company operates a single fleet of aircraft that is deployed through a single route scheduling system.

The Company determines and presents operating segments based on the information that internally is provided to the CEO, who is the Company’s Chief Operating Decision Maker (CODM).  When making resource allocation decisions the CODM evaluates route revenue and yield data, however resource allocation decisions are made based on the entire route network and the deployment of the entire aircraft fleet, which are uniform in type.  The objective in making resource allocation decisions is to maximise consolidated financial results, rather than individual routes within the network.

The CODM assesses the performance of the business based on the consolidated profit/(loss) after tax of the Company for the period.

All segment revenue is derived wholly from external customers and as the Company has a single reportable segment, intersegment revenue is zero.

The Company’s major revenue-generating asset comprises its aircraft fleet, which is flexibly employed across the Company’s integrated route network and is directly attributable to its reportable segment operations.  In addition, as the Company is managed as a single business unit, all other assets and liabilities have been allocated to the Company’s single reportable segment.

Reportable segment information is presented as follows:	Quarter	Quarter
	Ended	Ended
	Jun 30,	Jun 30,
	2014	2013
	€M	€'M
External revenues	1,495.7	1,342.2

Reportable segment profit after income tax	196.8	78.1

	At Jun 30, 2014 €M	At Mar 31, 2014 €M
Reportable segment assets (excludes the available for sale financial asset)	9,874.4	8,551.8

10. Earnings per share

	Quarter	Quarter
	Ended	Ended
	Jun 30,	Jun 30,
	2014	2013

Basic earnings per ordinary share (€ cent)	14.22	5.42
Diluted earnings per ordinary share (€ cent)	14.18	5.40
Weighted average number of ordinary shares (in M’s) - basic	1,383.5	1,440.5
Weighted average number of ordinary shares (in M’s) - diluted	1,387.7	1,446.6

Diluted earnings per share takes account solely of the potential future exercises of share options granted under the Company’s share option schemes and the weighted average number of shares includes weighted average share options assumed to be converted of 4.2m (2013: 6.1m).

11.          Property, plant and equipment

Acquisitions and disposals
Capital expenditure in the period to June 30, 2014 amounted to €133.2m and is primarily aircraft pre delivery payments and the cost of spare engines purchased.

12.         Financial instruments and financial risk management

We are exposed to various financial risks arising in the normal course of business. Our financial risk exposures are predominantly related to commodity price, foreign exchange and interest rate risks. The Company uses financial instruments to manage exposures arising from these risks.

These preliminary financial statements do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the 2013 Annual Report. There have been no changes in our risk management policies in the year.

Fair value hierarchy

Financial instruments measured at fair value in the balance sheet are categorised by the type of valuation method used. The different valuation levels are defined as follows:
• Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date.
• Level 2: inputs other than quoted prices included within Level 1 that are observable for that asset or liability, either directly or indirectly.
• Level 3: unobservable inputs for the asset or liability.

Fair value estimation

Fair value is the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. The following methods and assumptions were used to estimate the fair value of each material class of the Company’s financial instruments:

Financial instruments measured at fair value

•  Available for sale: The fair value of available for sale financial assets is their quoted market bid price at the balance sheet date. (Level 1)
•  Derivatives – interest rate swaps: Discounted cash-flow analyses have been used to determine the fair value, taking into account current market inputs and rates. (Level 2)
•  Derivatives – currency forwards, aircraft fuel contracts and carbon swaps: A comparison of the contracted rate to the market rate for contracts providing a similar risk profile at June 30, 2014 has been used to establish fair value. (Level 2)

The Group policy is to recognise any transfers between levels of the fair value hierarchy as of the end of the reporting period during which the transfer occurred. During the quarter to June 30, 2014, there were no reclassifications of financial instruments and no transfers between levels of the fair value hierarchy used in measuring the fair value of financial instruments.

Financial instruments disclosed at fair value

•  Fixed-rate long-term debt: The repayments which Ryanair is committed to make have been discounted at the relevant market rates of interest applicable (including credit spreads) at June 30, 2014 to arrive at a fair value representing the amount payable to a third party to assume the obligations.

There were no significant changes in the business or economic circumstances during the quarter to June 30, 2014 that affect the fair value of our financial assets and financial liabilities.

12.         Financial instruments and financial risk management (continued)

The fair value of financial assets and financial liabilities, together with the carrying amounts in the condensed consolidated financial balance sheet, are as follows:
	Carrying amount	Fair value
At June 30, 2014	€M	€M
Non-current financial assets
Derivative financial instruments:-
- Jet fuel derivative contracts	6.2	6.2
- U.S. dollar currency forward contracts	5.3	5.3
	11.5	11.5
- Available-for-sale financial assets	230.9	230.9
	242.4	242.4
Current financial assets
Derivative financial instruments:-
- Jet fuel derivative contracts	40.7	40.7
	40.7	40.7
Trade receivables	55.9	55.9
Cash and cash equivalents	2,572.7	2,572.7
Financial asset: cash > 3 months	1,890.6	1,890.6
Restricted cash	20.0	20.0
Other assets	5.5	5.5
	4,585.4	4,585.4
Total financial assets at June 30, 2014	4,827.8	4,827.8
12. 112.	Carrying amount	Fair value
At June 30, 2014	€M	€M
Non-current financial liabilities
Derivative financial instruments:-

- Interest rate swaps	39.8	39.8
	39.8	39.8
Long-term debt	3,374.5	3,424.2
	3,414.3	3,464.0
Current financial liabilities
Derivative financial instruments:-
- Interest rate swaps	30.1	30.1
- U.S. dollar currency forward contracts	26.9	26.9
	57.0	57.0
Long-term debt	465.9	465.9
Trade payables	184.2	184.2
Accrued expenses	1,825.2	1,825.2
	2,532.3	2,532.3
Total financial liabilities at June 30, 2014	5,946.6	5,996.3

13.          Share buy-back

There were no share buy-backs in the period.  In the quarter ended June 30, 2013 the Company bought back 24.1m ordinary shares at a total cost of €176.6m. This was equivalent to approximately 1.7% of the Company’s issued share capital.  All ordinary shares repurchased were cancelled.  Accordingly, share capital decreased by 24.1m ordinary shares with a nominal value of €0.2m and the capital redemption reserve increased by a corresponding €0.2m.  The capital redemption reserve is required to be created under Irish law to preserve permanent capital in the Parent Company.

14.          Eurobond

In June 2014, Ryanair issued a 7 year unsecured eurobond, under its EMTN programme, with a coupon of 1.875% p.a. and a notional principal of €850 million. The issue price on the bond was 99.52% which generated proceeds of approx. €846 million following discounting.

15.          Related party transactions

We have related party relationships with our subsidiaries, directors and senior key management personnel. All transactions with subsidiaries eliminate on consolidation and are not disclosed.

There were no related party transactions in the quarter ended June 30, 2014 that materially affected the financial position or the performance of the Company during that period and there were no changes in the related party transactions described in the 2013 Annual Report that could have a material effect on the financial position or performance of the Company in the same period.

16.          Post balance sheet events

There were no significant post balance sheet events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 28 July, 2014

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary